Exhibit 99.6

Report of Independent Accountants

To the Board of Directors of Chase Bank USA, N.A.,
Administrator of the Chase Credit Card Owner Trust Series 2004-1

We have examined management's assertion, included in the accompanying Management Report on Internal Control over Administration of the Chase Credit Card Owner Trust Series 2004-1 (the "Owner Trust"), that Chase Bank USA, N.A. (the "Bank", formerly known as "Chase Manhattan Bank USA, N.A."), as Administrator of the Owner Trust, maintained effective internal control over its Administration of the Certificates held by the Owner Trust and the Notes issued by the Owner Trust as of December 31, 2004, in compliance with the Chase Credit Card Owner Trust Series 2004-1 Indenture, dated March 4, 2004 (the "Administration" of the Owner Trust), based upon the criteria for effective internal control established in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Bank's management is responsible for maintaining effective internal control over Administration of the Owner Trust. Our responsibility is to express an opinion on management's assertion based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included obtaining an understanding of internal control over Administration of the Owner Trust, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

Because of inherent limitations in any internal control, misstatement due to error or fraud may occur and not be detected. Also, projections of any evaluation of internal control over the Administration of the Owner Trust to future periods are subject to the risk that the internal control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assertion that Chase Bank USA, N.A., as Administrator of the Chase Credit Card Owner Trust Series 2004-1, maintained effective internal control over the Administration of the Certificates held by the Owner Trust and the Notes issued by the Owner Trust as of December 31, 2004, in compliance with the Chase Credit Card Owner Trust Series 2004-1 Indenture, dated March 4, 2004, is fairly stated, in all material respects, based upon the criteria for effective internal control established in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ PricewaterhouseCoopers LLP

March 29, 2005